Exhibit 1.1

To:

Brera Holdings PLC

One Burlington Road no. 4

D04 C5Y6 Dublin

Ireland

Email: dan@breraholdings.com

To the attention of the Executive Chairman Mr. Daniel Joseph McClory

Naples, 20 June 2025

Re: Amendment Agreement and Final Closing Memorandum – Acceptance

Dear Sirs,

We received your proposal of Amendment Agreement and Final Closing Memorandum dated as of the date hereof, which we here reproduce duly undersigned in sign of full and uncondi- tional acceptance thereof.

* * *

“To:

XX Settembre Holding S.r.l.

Via Francesco Caracciolo no. 9

80122 Naples

Italy

E-mail: langellaandrea@gmail.com

To the attention of the Director Mr. Andrea Langella

Dublin, 20 June 2025

Re: Amendment Agreement and Final Closing Memorandum – Proposal

Dear Sirs,

Further to our recent discussions and negotiations, please find below our proposal of the Amendment Agreement and Final Closing Memorandum.

AMENDMENT AGREEMENT AND FINAL CLOSING MEMORANDUM

(“Closing Memorandum”)

by and between

XX Settembre Holding S.r.l., a company organized and existing under the laws of Italy, having its registered office at Via Francesco Caracciolo no. 9, 80122 Naples (Italy), corporate capital of EUR 103,000.00 registered with the Companies’ Register of Naples under no. 09495031214 (“Seller”), represented herein by Andrea Langella, duly authorized to execute this Agreement as sole director;

- on the one side -

and

Brera Holdings PLC, a company organized and existing under the laws of Ireland, having its registered office at One Burlington Road no. 4, Dublin D04 C5Y6 (Ireland), registered with the Companies Registration Office of Ireland under no. 721923, represented herein by Daniel Joseph Mc Clory, duly authorized to execute this Agreement as director (“Purchaser”)

- on the other side -

(the Seller and the Purchaser are collectively referred to as “Parties” and, each of them, as a “Party”).

WHEREAS

A.	On December 31, 2024, the Parties entered into a sale and purchase and investment agreement as subsequently amended and supplemented pursuant to the addendum entered into on January 10 and February 11, 2025 (“SPA”), whereby, among other things:

(i)	the Purchaser undertakes to purchase, in 4 different tranches, from the Seller, who in turn undertakes to sell, an interest in the corporate capital of S.S. Juve Stabia S.r.l., a limited liability company organized and existing under the laws of Italy, having its registered office at Via Cosenza C/O Stadio R. Menti 283, 80053 Castellammare di Stabia (NA), Italy, registered with the Companies’ Register of Naples under no. 04246411211 VAT code no. 04246411211 (“Company”); and

(ii)	the Purchaser undertakes to subscribe and fully pay-in, progressively in 3 different tranches, the First Share Capital Increase, the Second Share Capital Increase and the Final Share Capital Increase (as defined in the SPA).

B.	On February 11, 2025, the Third Closing (as defined in the SPA) took place.

C.	Following the rescheduling of the Final Closing Date (as defined in the SPA), jointly agreed between the Parties, the Final Closing (as defined in the SPA) has taken place on the date hereof under the terms set out in the letter exchanged by the Parties on 12 June 2025.

D.	By executing this Closing Memorandum, the Parties intend to (i) amend certain provisions of the SPA, (ii) acknowledge the fulfilment of the Conditions Precedent, and

(iii)	acknowledge the performance of certain activities that should have been completed prior to, on or following the Final Closing Date pursuant to the SPA.

NOW, THEREFORE,

in consideration of the above Recitals, which form an integral and essential part of this Closing Memorandum, the Parties hereby agree and covenant as follows.

1.	Definitions and interpretation

1.1	Definitions

Capitalized terms utilized in this Closing Memorandum not otherwise defined herein shall have the same meaning ascribed to them in the SPA.

1.2	Certain rules of interpretation

Section 1.2 of the SPA (“Rules of interpretation”) shall apply to this Closing Memorandum, mutatis mutandis.

2.	Amendments to the SPA

2.1	Amendments to the SPA

2.1.1	Amendment to Recital E of the SPA

The Parties acknowledge and agree that Recital E of the SPA must be amended and supplemented as follows (the underlined words and expressions in bold are added to the SPA and shall thus be effective, while the words stricken through are deleted from the SPA and shall thus be ineffective):

“E. In furtherance of the above, the Parties intend to enter into this Agreement to set out the terms and conditions on which the Purchaser will invest in the Company as follows:

(a) the Purchaser will purchase, on 4 different tranches, from the Seller, who in turn will sell, an interest in the Company, subject to the terms and conditions of this Agreement; and

(b) the Purchaser will subscribe and fully pay-in, progressively, the First Share Capital Increase, the Second Share Capital Increase and the Final Share Capital Increase (as defined below);

the transactions contemplated under previous letter (a) and letter (b), collectively, “Transaction”), so that upon completion of the Transaction, the Purchaser will own in aggregate a shareholding interest that will reach ~~up to~~ 52 ~~51.73~~% of the Company’s share capital (the “Quota”).”

2.1.2	Amendment to paragraph 1.1.18 of the SPA

The Parties acknowledge and agree that paragraph 1.1.18 of the SPA must be amended and supplemented as follows (the underlined words and expressions in bold are added to the SPA and shall thus be effective, while the words stricken through are deleted from the SPA and shall thus be ineffective):

“1.1.18 “Final Closing” means the sale and purchase of the Final Stake, ~~the resolution of the Final Share Capital Increase, the subscription and payment of the Final Share Capital Increase~~ and, in general, the execution and exchange of all documents and agreements and the performance and consummation of all obligations and transactions, respectively required to be executed, exchanged, performed and/or consummated on the Final Closing Date pursuant to this Agreement.”

2.1.3	Amendment to paragraph 1.1.19 of the SPA

The Parties acknowledge and agree that paragraph 1.1.19 of the SPA must be amended and supplemented as follows (the underlined words and expressions in bold are added to the SPA and shall thus be effective, while the words stricken through are deleted from the SPA and shall thus be ineffective):

“1.1.19 “Final Closing Date” means 20 June 2025 ~~(i) 31 March 2025; or (ii) any other date agreed in writing by the Parties~~.”

2.1.4	Amendment to paragraph 1.1.20 of the SPA

The Parties acknowledge and agree that paragraph 1.1.20 of the SPA must be amended and supplemented as follows (the underlined words and expressions in bold are added to the SPA and shall thus be effective, while the words stricken through are deleted from the SPA and shall thus be ineffective):

“1.1.20 “Final Share Capital Increase” means an indivisible share capital increase (aumento di capitale a pagamento inscindibile), for an aggregate amount of EUR 251,778.00 ~~1,500,000.00~~, of which EUR 1,000.00 ~~3,000.00~~ to share capital and EUR 250,778.00 ~~1,497,000.00~~ to share premium (sovrapprezzo).”

2.1.5	Amendment to paragraph 1.1.21 of the SPA

The Parties acknowledge and agree that paragraph 1.1.21 of the SPA must be amended and supplemented as follows (the underlined words and expressions in bold are added to the SPA and shall thus be effective, while the words stricken through are deleted from the SPA and shall thus be ineffective):

“1.1.21 “Final Stake” means a quota of the Company’s share capital with a nominal value equal to EUR 874.00 ~~2,000.00~~.”

2.1.6	Amendment to paragraph 2.2.2 of the SPA

The Parties acknowledge and agree that paragraph 2.2.2 of the SPA must be amended and supplemented as follows (the underlined words and expressions in bold are added to the SPA and shall thus be effective, while the words stricken through are deleted from the SPA and shall thus be ineffective):

“2.2.2 The Parties acknowledge and agree that the Purchaser has entered into this Agreement, and is interested in pursuing the Transaction, on the fundamental assumption that at each Closing and on each Closing Date the Purchaser will ac-quire an interest in the Company representing not less than the First Stake, the Second Stake, the Third Stake and the Final Stake, as the case may be; according-ly, the Quota is to be deemed, as between the Parties, as a single and indivisible asset, also for the purposes of article 1316 of the Italian Civil Code, and the Pur-chaser shall be under no obligation to proceed with each Closing and, in general, with the Transaction if (i) at the First Closing Date (before the approval of the First Share Capital Increase), the First Stake represents less than 10% of the cor-porate capital of the Company, (ii) at the Second Closing Date (before the ap-proval of the Second Share Capital Increase), the Second Stake represents less than 4.34% of the corporate capital of the Company, (iii) at the Third Closing Date, the Third Stake represents less than 3.84% of the corporate capital of the Company, and (iv) at the Final Closing Date (before the approval of the Final Share Capital Increase), the Final Stake represents less than 3.95% ~~7.69%~~ of the corporate capital of the Company.”

2.1.7	Amendment to paragraph 2.3.1 of the SPA

The Parties acknowledge and agree that:

(a)	paragraph 2.3.1(a)(iii) of the SPA must be amended and supplemented as follows (the underlined words and expressions in bold are added to the SPA and shall thus be effective, while the words stricken through are deleted from the SPA and shall thus be ineffective):

“(iii) prior to ~~on and effective as of~~ the Final Closing Date, the Seller shall cause the shareholders’ meeting of the Company to resolve the Final Share Capital Increase, with the exclusion of the right of subscription in favor of the Seller, to be fully subscribed and paid in by the Purchaser by means of contribution in cash to the bank account indicated by the Company in due time.” and

(b)	paragraph 2.3.1(b)(iii) must be amended and supplemented as follows (the underlined words and expressions in bold are added to the SPA and shall thus be effective, while the words stricken through are deleted from the SPA and shall thus be ineffective):

“(iii) the Final Share Capital Increase prior to ~~as at~~ the Final Closing, in accordance with the provisions under Paragraph 2.3.1(a)(iii).”

2.1.8	Amendment to paragraph 3.1.1(d) of the SPA

The Parties acknowledge and agree that paragraph 3.1.1(d) of the SPA must be amended and supplemented as follows (the underlined words and expressions in bold are added to the SPA and shall thus be effective, while the words stricken through are deleted from the SPA and shall thus be ineffective):

“(d) EUR 2,250,000.00 ~~1,000,000.00~~ as consideration for the Final Stake (the “Final Stake Purchase Price” and, together with the First Stake Purchase Price, the Second Stake Purchase Price and the Third Stake Purchase Price, the “Purchase Price”).”

2.1.9	Amendment to paragraph 3.2(d) of the SPA

The Parties acknowledge and agree that paragraph 3.2(d) of the SPA must be amended and supplemented as follows (the underlined words and expressions in bold are added to the SPA and shall thus be effective, while the words stricken through are deleted from the SPA and shall thus be ineffective):

“(d) on the Final Closing Date, the Final Stake Purchase Price, of which (i) EUR 1,250,000.00 ~~500,000.00~~ to be paid in cash and (ii) EUR 1,000,000.00 ~~500,000.00~~ to be paid in BH Shares at Final BH Shares Price, the number of which shall be calculated using the Exchange Rate.”

2.1.10	Amendment to paragraph 3.3 of the SPA

The Parties acknowledge and agree that section 3.3 of the SPA must be deleted and considered no longer in place.

2.1.11	Amendments to paragraph 10.2 of the SPA

The Parties acknowledge and agree that:

(a)	paragraphs 10.2.1(a)(iii)(1) and 10.2.1(c)(iii) must be deleted and considered no longer in place; and

(b)	paragraph 10.2.1(c)(iv) must be amended and supplemented as follows (the underlined words and expressions in bold are added to the SPA and shall thus be effective, while the words stricken through are deleted from the SPA and shall thus be ineffective):

“ (iv) execute and deliver, or cause to be executed and delivered, such other documents or such instruments as may be necessary, un-der applicable Law, to the Purchaser to (1) acquire full and unencumbered rights, ownership, title and interests of the Final Stake from the Seller and (2) ~~subscribe and fully pay-in the Final Share Capital Increase and (3)~~ properly effect the transactions contemplated in this Agreement, or comply with any applicable Law.” and

(c)	the following paragraph must be added, following paragraph (iv), to paragraph 10.2.1(c) of the SPA:

“(v) execute and deliver to the Seller an indemnity and hold harmless letter to the benefit of the Chairman of the board of directors in respect of all the acts performed in his office during the period between 1st January 2025 and the Final Closing Date, provided that such acts (i) were carried out in the interest of the Company, under urgency, and even in the absence of prior board resolution, but (ii) except for the cases of willful misconduct or gross negligence (dolo o colpa grave)”

2.1.12	Amendment to paragraph 10.3.1 of the SPA

The Parties acknowledge and agree that paragraph 10.3.1 must be amended and supplemented as follows (the underlined words and expressions in bold are added to the SPA and shall thus be effective, while the words stricken through are deleted from the SPA and shall thus be ineffective):

“As a result of the actions and transactions under Paragraph 10.2.1, upon completion of the Final Closing, the Company’s share capital will be held as follows:

(a)	the Seller will own a quota representing 48 ~~48.27~~% of the Company’s share capital; and

(b)	the Purchaser will own a quota representing 52 ~~51.73~~% of the Company’s share capital.”

3.	Conditions Precedent

The Parties hereby acknowledge and agree that, on the Final Closing Date, (i) all the Conditions Precedent have been fulfilled; (ii) the Seller provided the Purchaser with evidence of the fulfilment of the Conditions Precedent referred to in Paragraphs 7.1.1(b) and 7.1.1(d); and (ii) no Material Adverse Effect has occurred.

4.	Interim Period

The Seller represents and warrants to the Purchaser that during the Interim Period no action exceeding the Ordinary Course of Business has been performed by the Seller and/or the Company.

5.	Pre-Final Closing activities

The Parties acknowledge and agree that on June, 13 2025, the Company resolved the Final Share Capital Increase, with the exclusion of the right of subscription in favor of the Seller, which, on the same date, was fully subscribed and paid in cash by the Purchaser.

6.	Activities at Final Closing

The Parties acknowledge and agree that all the actions and transactions constituting the Final Closing under the SPA, as amended and supplemented by this Closing Memorandum, have been performed on the date hereof, so that the Final Closing is to be considered, for all purposes under the SPA and the Law, fully consummated.

7.	Representations and warranties of the Seller

In accordance with paragraph 10.2.1(b)(i) of the SPA, the Seller hereby confirms and certificates that the Representations and Warranties of the Seller set forth under Annex 11.1 of the SPA are true and correct as at the Final Closing Date and have not ceased to be true and correct at any time between the First Closing Date and the Final Closing Date.

8.	Post-Final Closing undertakings

8.1	Undertaking of the Seller

Within, and no later than, 2 (two) Business Days from the date hereof, the Seller shall irrevocably and unconditionally undertake to provide a non-interest-bearing shareholder’s loan in favour of the Company for an aggregate amount of EUR 250,000.00.

8.2	Undertakings of the Purchaser

As soon as possible following the Final Closing Date, the Purchaser shall use all its reasonable efforts to:

(a)	in proportion to its shareholding in the Company’s share capital as determined following the Final Closing, assume or replace any and all guarantees, sureties, and similar obligations issued or provided by the Seller for the benefit of the Company (including, the restricted deposit of EUR 400,000.00 granted to Banca Generali S.p.A. to issue the bank guarantee required for the registration of the Club to 2025/2026 Serie B championship); and

(b)	file a Resale Registration Statement under Form F-1 with the SEC to make all BH Shares issued to the Company and the Seller freely tradeable, and to execute separate documentation from the Purchaser removing any Lock-Up and Leak- Out restrictions (i) for the Company as soon as possible, and (ii) for XXS only where the BH Shares are used to fund a share capital increase of the Company. It remains understood among the Parties that the filing of the Registration Statement with the SEC is conditional upon completion of the re-audit of Grant Thornton’s on the Company’s last 2 years’ financial statements according to IFRS and PCAOB standards. The Seller shall (and shall procure the Company and its external legal and accounting advisors to) provide any cooperation reasonably required by the Purchaser in order to file the Registration Statement.

9.	Other provisions

9.1	One and the same agreement

The Parties hereby acknowledge and agree that (i) the SPA, as amended and supplemented by the provisions of this Closing Memorandum, continues in full force and effect in accordance with its terms, and (ii) the SPA and this Closing Memorandum, taken together, constitute one and the same agreement.

9.2	No other change

This Closing Memorandum is aimed solely at integrating and amending the SPA according to the exclusive and specific terms and conditions provided herein, without any novative effect (efficacia novativa) on any provision of the SPA that is not directly or indirectly object of the integrations and amendments as of this Closing Memorandum.

9.3	Applicable Law

This Closing Memorandum shall be governed by, and construed and interpreted in accordance with, the Laws of Italy.

9.4	Miscellanea

Articles 15 (Miscellaneous provisions) to 17 (Dispute Resolution) of the SPA shall apply to this Closing Memorandum, mutatis mutandis.

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If you agree with the above proposal, please reproduce the entire content of the Amendment Agreement and Final Closing Memorandum in a new letter, which should be returned to us du- ly signed in sign of your full and unconditional acceptance.

Yours faithfully,

Brera Holdings PLC

/s/ Daniel Joseph McClory
Daniel Joseph Mc Clory
Executive Chairman and authorized signatory”

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In sign of full and unconditional acceptance.

Yours faithfully,

XX Settembre Holding S.r.l.

/s/ Andrea Langella
Andrea Langella
Director and authorized signatory